               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

------------------------------------------
ROSE MEISNER, on behalf of herself        )
and all others similarly situated,        )
                                          )
                          Plaintiff,      )
                                          )
                                          )    C.A. NO. 19117NC
          -against-                       )
                                          )
                                          )
JAMES R. ADAMS, LOUIS R. BRILL, ROBERT    )
S. MCCLANE, JOE C. MCKINNEY, JAMIE        )
CHICO PARDO, CHARLES E. FOSTER,           )
ROBERT B. PICKERING, ANDRES VAZQUEZ       )
DEL MERCADO BENSHIMOL, PAUL ROTH,         )
JOHN H. ATTERBURY, III, PRODIGY           )
COMMUNICATIONS CORPORATION AND SBC        )
COMMUNICATIONS INC.,                      )
                                          )
                                          )
                          Defendants.     )
                                          )
------------------------------------------

                             CLASS ACTION COMPLAINT



     Plaintiff, by her attorneys alleges upon information and belief, except as to paragraph 1 hereof, which is alleged upon knowledge, as follows:


     1. Plaintiff has been the owner of the common stock of Prodigy Communications Corporation ("Prodigy" or the "Company") since prior to the wrongs herein complained of and continuously to date.


     2. Prodigy is a corporation duly organized and existing under the laws of the State of Delaware with its principal offices located at 6500 River Place Blvd., Bldg. III, Austin, Texas 78730. Prodigy is a nationwide internet service provider that provides fast and reliable Internet access and other Internet-based services. Prodigy's nationwide Internet service has a customer base of 2.8 million owned and managed subscribers as of December 31, 2000. As of August 7, 2001, the Company had over 70 million shares of its common stock outstanding.

          3. Defendant Charles Foster has been at all times relevant hereto Chairman of the Board of Directors of the Company.

          4. The individual defendants are and have been at all times relevant hereto directors of the Company.

          5. The individual defendants, by reason of their corporate directorships and executive positions, stand in a fiduciary position relative to the Company's public shareholders. Their fiduciary duties, at all times relevant herein, require them to exercise their best judgment, and to act in a prudent manner, and in the best interest of the Company's public shareholders. Said defendants owe the public shareholders of Prodigy the highest duty of good faith, fair dealing, due care, loyalty, and full candid and adequate disclosure.

          6. Defendant SBC Communications Inc. ("SBC") is a holding company that, through its subsidiaries, provides a comprehensive offering of communications services and products in the United States and has investments in more than 20 countries. By virtue of its ownership of the Company's Class B stock, SBC controls approximately 42% of the voting power of the Company and owes the Company's public stockholders the highest obligations of good faith, fair dealing, due care, loyalty and full and candid disclosure.

                            CLASS ACTION ALLEGATIONS

     7. Plaintiff brings this action on her own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all security holders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) or their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class").

     8.   This action is properly maintainable as a class action.

     9. The class is so numerous that joinder of all members is impracticable. As of August 7, 2001, there were approximately 70 million shares of Prodigy common stock outstanding.

    10. There are questions of law and fact which are common to the class including, inter alia, the following: (a) whether defendants have breached their fiduciary and other common law duties owned by them to plaintiff and the members of the class; (b) whether defendants are pursuing a scheme and course of business designed to eliminate the public shareholders of Prodigy in order to enrich SBC at the expense and to the detriment of the plaintiff and the other public stockholders who are members of the class; (c) whether the proposed acquisition, hereinafter described, constitutes a breach of the duty of fair dealing with respect to the plaintiff and the other members of the class; and (d) whether the class is entitled to injunctive relief or damages as a result of defendants' wrongful conduct.

     11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent of the class.

     12. The prosecution of separate actions by individual members of the class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

     13. Defendants have acted in a manner which affects plaintiff and all members of the class, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                                CLAIM FOR RELIEF

     14. On September 24, 2001 it was reported in The Wall Street Journal (online edition) that SBC offered to pay $384 million for the 58% of Prodigy that it doesn't already own.

     15. Under the terms of the deal, SBC will offer $5.45 for each Prodigy share. The tender offer represents a 54% premium over Prodigy's closing stock price Friday of $3.54 and a 35% premium over the stock's average closing price for the calendar year-to-date. There are currently about 70.5 million outstanding Prodigy shares not owned by SBC, according to an SBC spokesman.

     16. The price of $5.45 per share to be paid to the class members is unfair and grossly inadequate consideration because, among other things: (a) the intrinsic value of the stock of Prodigy is materially in excess of $5.45 per share, giving due consideration to the possibilities of growth and profitability of Prodigy in light of its business, earnings and earnings power, present and future; (b) the $5.45 per share price is inadequate and offers an inadequate premium to the public stockholders of Prodigy; and (c) the $5.45 per share price is not the result of arm's length negotiations but was fixed arbitrarily by SBC to "cap" the market price of Prodigy stock, as part of a plan for SBC to obtain complete ownership of Prodigy assets and business at the lowest possible price, at the expense of Prodigy's public shareholders. The proposed plan will, for a grossly inadequate consideration, deny plaintiff and the other members of the class their right to share proportionately in the future success of Prodigy and its valuable assets, while permitting SBC to reap huge benefits from the transaction.

     17. By reason of the foregoing acts, practices and course of conduct, SBC has breached and will breach its duties as controlling stockholder of Prodigy by engaging in improper overreaching in attempting to carry out the proposed transaction.

     18. Plaintiff and the class have suffered and will suffer irreparable injury unless SBC is enjoined from breaching its fiduciary duties and from carrying out the aforesaid plan and scheme.

     19. Plaintiff and the other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment against the defendants jointly and severally, as follows:

     A. declaring this action to be a class action and certifying plaintiff as a class representative;

     B. enjoining, preliminarily and permanently, SBC's acquisition of the Prodigy stock owned by plaintiff and the other members of the class under the terms presently proposed;

     C. to the extent, if any, that the buyout complained of is consummated prior to the entry of this Court's final judgment, rescinding such transaction, or granting, inter alia, rescissory damages;

          D. directing that defendants account to plaintiff and the class for all damages caused to them and account for all profits and any special benefits obtained as a result of the unlawful conduct alleged herein;

          E. awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff's attorneys and experts; and

          F. granting plaintiff and the other members of the class such other and further relief as may be just and proper.


                                   ROSENTHAL, MONHAIT, GROSS
                                    & GODDESS, P.A.


                                BY:   Carmella P. Keener
                                      __________________
                                      P.O. Box 1070
                                      913 North Market Street
                                      Suite 1401
                                      Mellon Bank Center
                                      Wilmington, Delaware 19801
                                      (302) 656-4433



OF COUNSEL:


BULL & LIFSHITZ, LLP
18 East 41st Street
New York, New York 10017
212 213-6222